Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	85,585
Accounts receivable		10,101
Deposits + Prepaid		2,866
Total assets	$	98,552

Liabilities		
Accounts payable and accrued expenses	$	1,926
Current liabilities		1,926
Commitments and contingencies		-
Members'equity		
Members' equity		96,626
Total members'equity		96,626
Total liabilities and members'equity	$	98,552

The accompanying notes are an intergal part of these financial statements